Exhibit 4.4

Nayax Ltd.

(Hereinafter: the “Company”)

Remuneration Policy for Officers of the Company

(Hereinafter: the “Policy” and/or the “Remuneration Policy”)

Remuneration Policy for Officers

of Nayax Ltd. (the “Company”)

1.	Purposes of the Remuneration Policy

1.1	This document constitutes the Remuneration Policy for the officers of the Company,[1] as defined in the Companies Law, 5759-1999 (the “Companies Law”).

1.2	This Remuneration Policy is a multi-year policy that shall remain valid for a period of five years from its approval date, pursuant to Section 1 of the Companies Regulations (Easements Regarding the Obligation to Establish a Remuneration Policy), 5773-2013.

1.3	This Remuneration Policy includes details regarding the remuneration components that the Company’s Officers may be entitled to (all or part thereof) under the employment agreements or the management services agreements (as relevant) signed or to be signed with them. It should be emphasized that this Policy does not grant rights to Officers of the Company, and the Officers of the Company shall have no vested right, by virtue of adopting this Remuneration Policy alone, to receive any of the remuneration components described in the Remuneration Policy. The remuneration components to which an Officer shall be entitled, shall only be those that are specifically approved by the competent organs of the Company and subject to the provisions of any law.

2.	Definitions

“Base Index”		The consumer price index known for April 2021. It is clarified that the amounts set forth in this Remuneration Policy shall be linked to increases in the Base Index, and shall be no less than the amounts set forth in this Policy.

“Officer”	-	As such term is defined in the Companies Law.

“Terms of Office and Employment”	-	As such term is defined in the Companies Law, as it may be from time and time, and as of the date of adopting this Remuneration Policy: the terms of office or employment of an Officer, including granting an exemption, guarantee, undertaking for indemnification or indemnification under an indemnification permit, retirement bonus, and any benefit, other payment or undertaking for such a payment, that are granted due to such office or employment.

1 The term “Officer” in this Policy shall have the same meaning as defined in the Companies Law.

3.	Purposes of the Remuneration Policy and Underlying Considerations

3.1	The following considerations, inter alia, underlie the Remuneration Policy:

3.1.1	Promoting the Company’s objectives, its work plan and its policy in the long term;

3.1.2	Creating a reasonable and appropriate system of incentives for the Company’s Officers, inter alia considering the Company’s nature, its business activity, its risk management policy and the Company’s employment relationship;

3.1.3	The Company’s size and the nature of its activity;

3.1.4	On the matter of terms of office and employment that include variable components - the Officer’s contribution to the achievement of the Company’s targets and maximizing its profits, in the long term, according to the Officer’s position;

3.1.5	Providing the required tools for hiring, incentivizing and retaining talented and skilled Officers of the Company, who may contribute to the Company and maximize its long term profits;

3.1.6	Tying the Officers’ remuneration to the Company’s performance, while adjusting the remuneration of the Officers to their contribution in achieving the Company’s targets and maximizing its profits, in the long term and in accordance with their position;

3.1.7	Creating a proper balance between the various remuneration components (fixed components vis-a-vis variable components).

3.2	The underlying purposes of the Remuneration Policy:

3.2.1	Improving the business results and increasing the Company’s revenues and profitability over time;

3.2.2	Supporting the implementation of the Company’s business strategy;

3.2.3	Increasing Officers’ sense of identification with the Company by creating a common interest;

3.2.4	Creating a direct connection between performance and remuneration;

3.2.5	Increasing motivation, level of ambitiousness and striving for excellence;

3.2.6	Increasing satisfaction and retaining Officers over time.

4.	Parameters for Determining the Terms of Remuneration

4.1	Below are the general parameters that shall be taken into account when examining the remuneration terms of the Officers of the Company:

4.1.1	The education, qualifications, expertise, professional experience, seniority (at the Company in particular and in their profession generally) and achievements of the Officer;

4.1.2	The Officer’s position, areas of responsibility, and terms of employment under previous salary agreements signed with the Officer and/or, if relevant, with the Officer that preceded him in the position;

4.1.3	The Officer’s contribution to the Company’s performance, to achieving its strategic targets, to implementing its work plans, and to its profits, resilience and stability;

4.1.4	The degree of responsibility imposed on the Officer for his position at the Company;

4.1.5	The Company’s need to retain the Officer in light of his qualifications, his knowledge and/or his unique expertise.

4.1.6	The existence or absence of any material change in the position or function of the Officer or in the demands of the Company from the Officer;

4.1.7	The complexity and nature of the Company’s activity;

4.1.8	Market conditions, competition and the regulatory environment in which the Company operates;

4.1.9	The ratio between the fixed component in the Officer’s terms of office and employment and variable components, according to the definitions set forth in the framework of this Policy;

4.1.10	The ratio between the cost of the terms of office and employment of the Officer and the salary cost of all other Company employees and contractor workers[2] who are employed with the Company, in particular the ratio to the average and median salary of such employees, and the effect of the differences between them on labor relations at the Company;[3]

2 In this respect: “Contractor employees who are employed by the Company” - employees of a manpower contractor of whom the Company is the actual employer, and employees of a service contractor who are employed in providing services to the Company; in this respect “Manpower Contractor”, “Service Contractor”, “Actual Employer” - as such are defined in the Employees Employed by Manpower Contractors Law, 5756-1996; “Cost of salary” - any payment for employment, including employer’s provisions, payment for retirement, vehicle and vehicle use expenses and any other benefit or payment.

3 In this respect, “average salary” - the average salary level, calculated by calculating the amount of all payments to people employed in the Company (whether as employees or as consultants, including contractor workers employed by the Company) and dividing this amount by the number of people employed in the Company, whether as employees or as consultants, including contractor workers employed by the Company; “median salary” - the salary level that half of the people employed in the Company (whether as employees or as consultants, including contractor workers employed by the Company) earn more than, and half earn less than.

4.1.11	The reasonableness of the remuneration mechanisms and the scopes of the amounts also relative to the customary conditions on the market for Officers serving in similar positions in similar companies.

4.1.12	With respect to terms of office and employment that include variable components - the possibility of reducing the variable components at the discretion of the board of directors, and the possibility of determining a maximum amount for the realization value of variable equity components that are not cleared in cash.

4.1.13	With respect to terms of office and employment that include retirement bonuses - the Officer’s period of office or employment, terms of office and employment in this period, the Company’s performance in the foregoing period, the Officer’s contribution to the achievement of the Company’s targets and maximizing its profits, and circumstances of retirement.

5.	The Ratio Between the Remuneration to Officers and the Remuneration to the Other Company Employees and Remuneration of Officers in Similar Companies

5.1	In determining the remuneration terms of the Officers of the Company, the following, inter alia, shall be examined - the ratio between the average cost of the terms of office and employment of each Officer of the Company and the average and median salary cost of the other Company employees.[4] As of the date of adopting the Remuneration Policy, the ratio between the average cost of the terms of office and employment of each Officer of the Company and the average and median salary cost of the other Company employees is 3.8 and 4.5, respectively. In the estimate of the Company’s board of directors, this ratio is reasonable and does not adversely affect labor relations at the Company.[5]

4 On this matter, see Footnote 3.

5 In this regard see Footnote 3; it is clarified that for purpose of calculation said ratio: (a) we examined the terms of service and employment of officers and employees of the Company and of its subsidiaries incorporated in Israel (not including hourly employees and part-time employees); (b) the salary that is taken into account for purpose of the calculation is for March 2021; (c) the bonus that is taken into account for purpose of the calculation is the expected bonus for 2021 according to the Company’s estimates, and (d) the options calculated as part of the costs of the terms of service and employment of the officers of the Company are the options granted in 2019 and 2020, while this calculation did not take into account the options to be allocated to Mr. Yair Nechmad and Mr. David Ben-Avi on the closing date of the IPO of the Company’s shares (see Section 13.5 below).

5.2	Benchmark salary comparison

Before approving an Officer’s remuneration terms, the Company shall act inasmuch as possible to prepare a salary survey, which shall be prepared internally or through an external consultant, or shall be based on an existing salary survey, which shall compare and analyze the overall remuneration level offered to the Officer of the Company compared to overall remuneration packages of Officers in positions similar to the position of the relevant Officer, in other companies of the same type as the Company and/or which operate in the Company’s field of business, and inasmuch as possible, with a scope of activities that is similar to that of the Company. For the avoidance of doubt it should be clarified that using the benchmark salary survey is not mandatory, and in any case, if such a comparison is made, its results shall not be binding upon the Company when making decisions pertaining to the remuneration of Officers in accordance with the Remuneration Policy.

6.	Remuneration Terms - General

6.1	The remuneration terms that are offered to Officers of the Company shall be determined while referring to the parameters set forth in Section 4 above, noting the salary survey as foregoing in Section 5.2 above.

6.2	In general, the Company shall act to have the remuneration terms of new Officers approved before the date of commencing employment at the Company, and not retroactively. Retroactive approval of remuneration terms shall only be performed in special cases.

7.	Remuneration Package Components

The Remuneration of Officers of the Company shall be based on all or part of the following remuneration components:

7.1	Base salary - base salary or management fees.

7.2	Employment benefits - as detailed in Section 9 below.

7.3	Exemption, indemnification and/or insurance - as detailed in Section 10.

7.4	Terms of termination of office - as detailed in Section 11 below.

7.5	Variable remuneration (bonuses) - short- and medium-term remuneration, which includes inter alia management and business target-oriented bonuses and discretionary bonuses.

7.6	Variable equity remuneration - long-term remuneration, designed to create common interest between maximizing value for the Company’s shareholders, as expressed in the increase of the value of the Company’s shares, and the remuneration given to the Company’s Officers.

The remuneration components listed in Section 7.5 above and this Section 7.6 shall be termed “variable components”.

8.	Base Salary (Fixed Component)

The base salary to Company officers (fixed salary only, without variable components) shall be determined pursuant to the parameters listed in Section 4 above, noting the salary survey as provided in Section 5.2 above, subject to the annual cost limit of the fixed component, as detailed below.

For the matter of this Remuneration Policy, “Fixed Component Cost” - the fixed component in the remuneration terms of the officer, in terms of employer costs, gross (for the avoidance of doubt, excluding employment benefits as detailed in Section 9 below, and excluding variable components).

8.1	Company CEO and CTO

The annual cost of the fixed component in the terms of office and employment of the Company CEO and the Company CTO shall not exceed ILS 2,160,000 for a 100% position.

8.2	CEO subordinates

The annual cost of the fixed component in the terms of office and employment of the Officers subordinate to the CEO (excluding the CTO) shall not exceed ILS 1,500,000 for a 100% position.

Notwithstanding the foregoing, in special cases, with respect to Officers subordinate to the CEO (excluding the CTO), whose place of residence is outside Israel, the Company’s competent organs shall be allowed to determine that the annual cost of the fixed component in the terms of office and employment of the Officers subordinate to the CEO as foregoing shall not exceed ILS 2,160,000 per annum for a 100% position.

8.3	Chairman of the Board of Directors

The annual cost of the fixed component in the terms of office and employment of the Chairman of the Board of Directors shall not exceed ILS 1,800,000 for a 100% position. It is clarified that a Chairman of the Board of Directors who serves as an Officer in another position at the Company shall not be entitled to any additional remuneration for his service as the chairman of the board.

8.4	General

8.4.1	The limit amounts detailed in this Section 8 above shall be linked to increases in the Base Index. In addition, the limit of the fixed component cost, set forth in this Remuneration Policy, shall be increased each year at a nominal rate of 5%.

8.4.2	In case of a scope of position of less than 100%, the maximum annual cost of the foregoing fixed component shall be calculated relatively to the Officer’s scope of position in practice.

8.4.3	The salary component set forth in the Officer’s individual employment agreement may be linked to increases in the consumer price index.

9.	Benefits Attached to Officers’ Remuneration

9.1	Officers who are the Company’s employees shall be entitled (at the least) to social benefits by law, such as pension savings, severance pay provisions, loss of working capacity insurance, vacation days, sick leave, convalescence, travel expenses etc.

9.2	In addition, Officers’ remuneration package may include additional employment benefits (including grossing up of expenses for them), including:

9.2.1	Entitlement to receive a Company vehicle (including by way of leasing), pursuant to the customary standard for Officers of their rank at the Company and/or at companies in the Company’s field of activity, or in companies with a scope of activity similar to that of the Company, including participation in vehicle, fuel and related expenses, including, as the Company decides, grossing up of the value of the vehicle and attached expenses.

9.2.2	Communications and media (such as landline telephone, mobile telephone, computer, internet, newspaper subscriptions).

9.2.3	Holiday gifts.

9.2.4	Provisions for Managers’ insurance/pension fund (including provisions for remunerations, severance pay and provision for loss of working capacity) and provisions for study fund.

9.2.5	Vacation days also beyond the provisions of the law, up to a maximum of 28 vacation days per year.

9.2.6	Professional seminars.

9.2.7	Reimbursement of expenses in the framework of their position (including, but not only, reimbursement for meals, travel expenses, hosting expenses and stays abroad and in Israel).

9.2.8	Participation in the cost of meals.

9.2.9	Relocation expenses.

9.2.10	Participation in private health insurances.

9.3	The employment benefits for Officers of the Company who are employed as freelancers and not as employees shall be depicted in the management fees, except for reimbursements of expenses that were made in the framework of their position as customary at the Company.

10.	Release, Indemnity and Insurance of Officers

10.1	Letters of indemnity for Officers: The Company shall be allowed to undertake to grant letters of indemnity to Officers of the Company to be granted to them in a form to be approved from time to time by the Company’s competent organs, subject to receiving the approvals required by law, the provisions of any law and the provisions of the Company’s Articles of Association.

10.2	Release for Officers: The Company shall be allowed to undertake to grant Officers of the Company a release, in advance, from liability for the violation of the duty of care against the Company, subject to receiving the approvals required by law, the provisions of any law and the provisions of the Company’s Articles of Association.

10.3	Officers’ insurance: Subject to the provisions of the law, the Officers shall be entitled to benefit from coverage of a directors’ and officers’ insurance liability insurance policy, including from coverage of a POSI (Public Offering of Securities Insurance) policy, which the Company shall acquire from time to time. Without derogating from the foregoing, the Company’s engagement in a directors’ and officers’ liability policy and/or POSI insurance policy shall be subject to the approval of the Remuneration Committee only (and the approval of the Company’s board of directors - as required pursuant to any law), insofar as the insurance policy meets the conditions detailed below, as long as the engagement is under market conditions and may not materially affect the Company’s profitability, assets or liabilities:

10.3.1	The insurer’s liability limit in the framework of each insurance policy as foregoing shall not exceed USD 35 million per event and for the insurance period.

10.3.2	The cost of the annual premium to be paid by the Company to the insurance company for each insurance policy as foregoing, as well as the deductible amounts to be determined in the framework of each policy as foregoing, shall be in accordance with market conditions at the time of preparing each policy, as long as the cost is immaterial to the Company.

10.3.3	The policy may include insurance for the Company’s own liability (entity cover) against claims pursuant to securities laws filed against it (whether such claims are filed against it alone or they are filed against both the Company and an Officer of the Company).

10.3.4	In addition, the Company shall be allowed to acquire, at its discretion, a run-off insurance policy for directors, Officers and officeholders of the Company, for a period of no more than seven years, as long as the cost of the annual premium to be paid by the Company to the insurance company for a policy as foregoing, as well as the deductible amounts to be determined in the framework of the policy as foregoing, shall be in accordance with market conditions at the time of preparing the policy.

11.	Terms of Termination of Office

11.1	Severance pay

11.1.1	Officers who are employees of the Company shall be entitled to severance pay (insofar as they are dismissed not under circumstances for which it is possible to revoke severance pay in Israel - at an amount that shall not exceed the product of multiplying the relevant Officer’s gross monthly salary at the time of the termination of employment at the Company by the number of years of employment at the Company, and insofar as they resigned - in an amount that shall not exceed the amounts accumulated in the severance pay fund of such Officer), or compensation pursuant to Section 14 of the Severance Pay Law, 5723-1963 (both upon the termination of employment of the Officer at the Company at the behest of the Company and upon the termination of employment of the Officer at the Company at the behest of the Officer).

11.1.2	Officers employed at the Company through a service agreement shall not be entitled to severance pay.

11.2	Prior notice

11.2.1	The prior notice period shall be determined individually in the employment agreement of each Officer.

11.2.2	The advance notice period shall not exceed six (6) months, with respect to the Company’s CEO, with respect to the CTO and with respect to Officers subordinate to the CEO.

11.2.3	In the advance notice period, the Officer shall be required to continue fulfilling his position, unless the CEO decides (with respect to an Officer subordinate to the CEO) or the Company’s board of directors decides (with respect to the CEO) that he shall not continue fulfilling his role in practice.

11.2.4	In the advance notice period, the Officer shall be entitled to the base salary and employment benefits (as detailed in Sections 8 and 9 above, and pursuant to the employment agreement of the relevant Officer). In addition, the Officer may be entitled, with respect to the period in which he was employed in practice, also to bonuses, according to his individual terms of employment.

11.3	Adaptation period

11.3.1	In addition to the foregoing in Section 11.2 above, the Company shall be allowed to determine in the employment agreement of any officer that he shall be entitled to an adaptation period (this whether as part of a non-compete obligation or otherwise), which shall not exceed six (6) months, with respect to the CEO, CTO or any of the Officers subordinate to the CEO.

12.	Bonuses

The remuneration package of an Officer of the Company may include entitlement to bonuses based on measurable targets and discretionary bonuses, as detailed below:

12.1	Bonus limit:

The amount of bonuses based on measurable targets (as provided in Section 12.2 below) plus the amount of the discretionary bonuses (as provided in Sections 12.3 and 12.3.2 below) which may be paid to an Officer for any calendar year, shall not exceed:

(a)	With respect to the Company’s CEO and CTO - the cost Fixed Component Cost (as this term is defined in Section 8 above) of each of the CEO and the CTO with respect to a nine (9) month period. Out of this amount, the discretionary bonus amount (as provided in Section 12.3 below) shall not exceed the Fixed Component Cost (as this term is defined in Section 8 above) of the CEO or of the CTO (as applicable) with respect to a period of three (3) months; and

(b)	With respect to the Officers subordinate to the CEO - the Fixed Component Cost (as this term is defined in Section 8 above) of the Officer with respect to a nine (9) month period.

12.2	Bonus based on measurable targets:

The bonus amount that is based on measurable targets shall be calculated based on measurable criteria, which shall be determined (if at all) by the Company’s competent organs (and with respect to Officers who are not the Chairman of the Board of Directors or the CEO - after receiving the CEO’s recommendation), with respect to each Officer, in accordance with the position of the relevant Officer, such as (but not necessarily only) financial targets (such as EBITDA targets; cash flow targets etc.), operational targets (such as savings in operating costs and general and administrative expenses), strategic targets (such as meeting timetables, winning tenders and engaging in significant agreements), sales targets (increase in the quantity of hardware sold or the number of units connected to the Company’s servers and receiving services) and corporate governance targets and additional general targets of the Company.

The targets shall be defined once annually by the Company’s competent organs, with every target or a number of targets together attributed a weight out of the target-based remuneration component to which the Officer shall be entitled to, should such target or targets be achieved. The Remuneration Committee and the board of directors may determine a minimum range for which no bonus shall be paid for any target, and a numerical target for which the full bonus component for that target shall be paid.

12.3	Discretionary bonuses:

12.3.1	In addition to the bonuses based on measurable targets as provided in Section 12.2 above, subject to the recommendation of the Company CEO (and with respect to the CEO and the chairman of the board - subject to the approval of the board of directors), the Company’s competent organs (subject to the provisions of any law) shall be allowed to grant Officers of the Company discretionary bonuses on the basis of, inter alia, the following qualitative criteria:

•	The Officer’s contribution to the Company’s business, profits, resilience and stability;

•	The Company’s need to retain an Officer possessing unique qualifications, knowledge or expertise;

•	The degree of responsibility imposed on the Officer;

•	Changes to the Officer’s responsibility over the year;

•	Satisfaction with the Officer’s function (including an assessment of the degree of involvement and care that the Officer demonstrates when performing his position);

•	Evaluation of the Officer’s ability to work in cooperation and coordination with the team;

•	The Officer’s contribution to proper corporate governance and supervision and ethics environment;

•	Personal evaluation to be given by the Officer in charge of the bonus recipient, detailing the pertinent reasons at the basis of his recommendation.

12.3.2	Non-recurring bonus

In addition to the bonuses set forth in Sections 12.2 and 12.3.1 above, the Company may grant an Officer a non-recurring bonus for a unique contribution and/or considerable efforts and/or special and exceptional achievements of the Company that the Officer made a significant contribution in achieving and/or upon the occurrence of a material and exceptional business event that may be beneficial to the Company and/or its strategic plan. The non-recurring bonus shall be subject to the bonus limits set forth in Section 12.1 above.

The amount of the non-recurring bonus to the Company CEO, CTO and chairman of the board (if granted) for a calendar year (for the avoidance of doubt, in addition to the amount of the discretionary bonus as provided in Section 12.3.1 above), shall not exceed the cost of the fixed component (as this term is defined in Section 8 above) of the Company CEO, CTO or chairman of the board (as relevant) with respect to a period of three (3) months, all subject to the provisions of any law regarding the remuneration of Officers who are controlling shareholders of the Company.

The amount of the non-recurring bonus to Officers subordinate to the CEO, excluding the CTO (if granted), for a calendar year, shall not exceed the cost of the fixed component (as this term is defined in Section 8 above) of Officers subordinate to the CEO, with respect to a period of six (6) months, all subject to the provisions of any law regarding the remuneration of Officers who are controlling shareholders of the Company.

12.4	Recovery of bonuses granted on the basis of misleading financial information (claw back)

12.4.1	Insofar as it is discovered that an Officer was paid a bonus directly on the basis of data that turned out to be misleading, and which was restated in the Company’s financial statements in the three year period following the approval date of the bonus, the Officer shall return to the Company any amount paid to the Officer in excess (and vice versa) (“Recovery Amount”).

12.4.2	Such recovery shall not apply in cases where the Company’s financial statements were restated as the result of changes in the applicable law or to regulations pertaining to accounting principles. In exceptional cases (such as the violation of the provisions of law), the Company’s board of directors shall have the authority to postpone the payment of the bonus or to reduce the amount of the bonuses that an Officer is entitled to, at the board of directors’ full discretion.

13.	Equity Remuneration

13.1	Subject to the existence of an equity remuneration policy for the Company (“Equity Remuneration Policy”), in effect as of the granting date, and subject to the provisions of any law, the Company’s competent organs may, from time to time, allocate to Officers of the Company, as part of the Officers’ remuneration package, option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company, pursuant to the Equity Remuneration Policy.

13.2	The quantity of options, restricted stock units, restricted shares and/or other equity instruments that is granted to an Officer in practice shall be subject to the decision of the Company’s competent organs.

13.3	In the framework of the discussion on granting an equity remuneration, the Company’s Remuneration Committee and board of directors shall examine the underlying rationale of the grant, and in particular whether the foregoing grant is an appropriate incentive for maximizing the Company’s profit in the long term.

13.4	Maximum value on the granting date - The maximum value on the granting date of equity remuneration cleared with equity instruments, granted to a single Officer, pursuant to one of the customary methods of valuations, divided by the number of years of vesting, i.e. the maximum value of the equity remuneration per year on the granting date, shall be no more than the following maximum values (it is clarified that such amount is not necessarily consistent with the amounts of the registration of the expense in the financial statements pursuant to the generally-accepted accounting principles in Israel):

13.4.1	CEO and CTO - the Fixed Component Cost (as this term is defined in Section 8 above) of the Company CEO or CTO (as relevant) with respect to a twenty-four (24) month period;

13.4.2	Officers subordinate to the CEO - the Fixed Component Cost (as this term is defined in Section 8 above) of Officers subordinate to the CEO (excluding the CTO), with respect to a nine (24) month period;

13.4.3	Directors (who do not serve as other Officers of the Company) – Double the Annual Remuneration, as defined in the Remuneration Regulations (as defined below).

13.5	Special grant - Notwithstanding the foregoing in Section 13.4 above, and in addition to options that may be allocated by virtue of it, on the date of the first public offering of the Company’s shares, each of Mr. Yair Nechmad, CEO of the Company, and Mr. David Ben Avi, Chief Technology Officer of the Company, shall be allocated 7,250,000 options convertible into the Company’s shares, which shall vest, in five annual portions, subject to compliance with sales growth targets and the rate of the Company’s gross profit in each calendar year 2021 to 2025 (up to an including), as determined in the services agreements signed with them (through a company that they own). The exercise price of the options as foregoing shall be the price set for the Company’s share in the framework of the first public offering of the Company’s shares, and they shall be exercisable from their vesting date until the end of five (5) years of the vesting date of any portion.

13.6	Exercise price (options) - The exercise price of options to be granted to an Officer after the closing date of the first public offering of the Company’s shares shall be equal to the weighted average of the price of the Company’s share on TASE in the last thirty (30) days before the date of the board of directors’ approval with respect to their allocation. The exercise price shall be subject to the adjustment provisions set forth in the equity remuneration plan (according to the formula from time to time) and/or the allotment letter. Under exceptional circumstances of significant fluctuation in the prices of the Company’s securities in the period preceding the date of allotment of any warrants by the Company, the Remuneration Committee and the board of directors may determine a shorter or longer period for examining the average price of the Company’s shares prior to the grant.

13.7	Vesting period - Option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company that are granted to Officers shall vest in a number of portions (equal or not equal), which shall be determined by the Remuneration Committee and the Company’s board of directors, and shall vest over at least three years of their granting date. This shall be subject to adjustment and acceleration mechanisms as determined in the equity remuneration plan and/or the allocation letter.

13.8	Expiry date (options) - Options that were allocated and not exercised shall expire within a period of no more than 10 years of their allocation date.

14.	Provision of Loans to Officers of the Company

14.1	The Company shall be allowed, subject to the approvals required pursuant to the Companies Law, to provide loans to Officers of the Company, as long as in any case, the total unpaid principal amount of all loans to any Officer shall not exceed an amount equal to 10 times the monthly Fixed Component Cost (as defined in Section 8 above) of the relevant Officer, that the repayment period of any loan shall not exceed 5 years of the date of the provision of the loan, and that the loan shall bear interest at an annual rate that shall be no less than the interest rate determined from time to time as provided in Section 2(a)(3) of the Income Tax (Determining Interest Rate) Regulations, 5745- 1985.

14.2	Notwithstanding Section 14.1, the Company shall not approve, extend or otherwise facilitate any loan in violation of the Sarbanes-Oxley Act of 2002.

15.	Remuneration of Directors

15.1	Remuneration of directors, including outside directors, and excluding the chairman of the board and directors who receive remuneration for their service as other Officers of the Company, shall be determined pursuant to the provisions of the Companies (Rules Concerning Remuneration and Expenses of External Directors) Regulations, 5760-2000 (the “Remuneration Regulations”) pursuant to the rank in which the Company is classified for time to time pursuant to the Remuneration Regulations. Accordingly, the directors may be entitled to an “expertise addition” for an expert director (pursuant to the definition of the term “expert outside director” in the Remuneration Regulations), according to the “expertise addition” set forth in Regulation 5A of the Remuneration Regulations.

15.2	In addition, pursuant to the provisions of the law, the Company shall be allowed to allocate option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company to directors (who do not serve as Officers who are not directors of the Company), pursuant to the provisions of Section 13 above.

15.3	Remuneration for directors pursuant to the Director Remuneration Regulations shall not be paid to directors who receive remuneration for their service as Officers (who are not directors) of the Company. However, it is possible that a director would be paid additional remuneration for service as a director in corporations held by the Company.

15.4	All members of the board of directors shall be entitled to benefit from officers’ liability insurance arrangements, indemnification and exemption, as provided in Section 10 above and as is customary with the Company and in accordance with the description in this Policy.

16.	Ratio Between the Fixed Remuneration Component and Variable Remuneration

16.1	CEO and CTO - The ratio between the annual cost of the variable components (i.e., the components set forth in Sections 12 and 13 above) in the remuneration package of the Company’s CEO and CTO, and the annual Fixed Component Cost provided in Section 8 above) in the remuneration package of the Company’s CEO and CTO shall not exceed 2.75:1. In determining this ratio, the benefit arising from the non-recurring allocation set forth in Section 13.5 of this Policy shall not be taken into account.

16.2	Officers subordinate to the CEO other than the CTO - The ratio between the annual cost of the variable components (i.e., the components set forth in Sections and above) in the remuneration package of the Officers subordinate to the CEO and the annual Fixed Component Cost in their remuneration package (as provided in Section above) shall not exceed 2.75:1.

17.	Extension and Change of Existing Agreements with the Officers

17.1	Prior to the approval of the extension of an Officer’s employment agreement, the existing remuneration package (insofar as the extension is without any change in the terms) or the proposed remuneration package (insofar as the extension is with changes in terms) of the Officer shall be examined, taking into consideration the parameters in Section 4 above, and inasmuch as possible also considering the up-to-date salary survey as provided in Section 5.2 above.

17.2	Subject to the provisions of the law, nonmaterial changes in the terms of office of the Company CEO shall require the prior approval of the Remuneration Committee only, if it approved that this is a immaterial change in the terms of employment.

17.3	Subject to the provisions of the law, nonmaterial changes in the terms of office and employment of an Officer subordinate to the Company CEO shall be approved by the Company CEO alone, and shall not require the approval of the Remuneration Committee, as long as the terms of office and employment of such Officer are consistent with this Remuneration Policy.

17.4	With respect to Sections 17.2 and 17.3 above, a “nonmaterial change in the terms of office and employment” - a change of no more than 5% with respect to all terms of office and employment of the officer, in each calendar year, but cumulatively, no more than 10% with respect to all terms of office and employment of the Officer, as approved by the Remuneration Committee and the Company’s board of directors (and the Company’s general meeting, if relevant), and subject to the remuneration meeting all other provisions of this Remuneration Policy.

18.	General

18.1	Approving remuneration to an Officer pursuant to this Remuneration Policy, shall be made by the Company’s competent organs, and subject to the provisions of any law as such shall apply from time to time.

18.2	The Company’s board of directors is charged with managing the Remuneration Policy and with its implementation, and with all the actions required for this purpose, including the authority to interpret the provisions of the Remuneration Policy in cases of doubt regarding its implementation.

18.3	The Company’s Remuneration Committee and board of directors shall from time to time examine this Remuneration Policy, as well as the need to adjust it, inter alia in accordance with the considerations and principles set forth in this Policy. Such adjustments shall be brought for approval as set forth pursuant to law.

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